

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2019

<u>Via E-mail</u>
Roland Sackers
Chief Financial Officer
Qiagen N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

> **Re: Qiagen N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed March 6, 2019**
> **File No. 1-38332**

Dear Mr. Sackers:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated August 8, 2016, you discussed contacts with Syria and Sudan. Your website identifies a distributor for Syria. Also, we located a 2018 research journal article on the detection of a DNA-damaging carcinogen in plant workers in Syria which reported that, during the study, genomic DNA was isolated from the white blood cells using a DNA Kit from Qiagen, USA, and that DNA concentrations were measured in the biology laboratory at Alassad University Hospital in Damascus, Syria. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your prior letter, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

2. Please discuss the materiality of any such contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Daniel Follansbee, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky & Popeo P.C.

        Suzanne Hayes
        Assistant Director